EXHIBIT 99.4

Included below are certain sections from Reliant Energy, Inc.’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Other Information” and “Quantitative and Qualitative Disclosures About Non-trading and Trading Activities and Related Market Risks” included in its Quarterly Report on Form 10-Q for the period ended March 31, 2004.

Restructuring Impacts. Throughout 2004, we intend to continue to identify, evaluate and pursue opportunities to restructure our business operations in order to increase our efficiency, reduce our costs and reduce our liquidity and capital requirements. We will incur short-term costs in the form of severance payments, information technology systems investments, costs and write-offs related to corporate leases and other restructuring costs as part of our efforts to reduce our cost structure. We estimate that future severance and other restructuring costs will be $55 million for April through December 2004. In addition, severance costs and other restructuring costs are expected to be incurred in 2005 and 2006. Future decisions to mothball, retire or dispose of assets could result in impairment charges. In addition, we could have write-offs or shorten depreciable lives of other types of property, plant and equipment, such as information technology systems. We are currently evaluating the future use of certain information technology systems.

Potential Impacts of Applying Mark-to-Market Accounting Treatment to Certain Contracts. We purchase from third parties substantially all of the generation capacity necessary to supply our retail customer sales in Texas. To ensure an adequate power capacity supply for our retail customers, we enter into commitments to purchase power capacity as such capacity becomes available on economic terms in the Texas market. The amount of capacity we purchase is based on projections of our future retail customer delivery requirements. In most cases, we enter into commitments to purchase power capacity (which are often fixed price contracts) prior to determining the price and other terms of the retail sales commitments for which the capacity has been purchased. Until these retail sales commitments are determined, we may be exposed to changes in power capacity prices and natural gas prices (which can have a significant impact on the pricing of power capacity in the Texas market).

To minimize this exposure, we often enter into “short” contracts to sell natural gas in order to offset our “long” position in power capacity. As the retail sales commitments are determined, we close out our short natural gas positions by purchasing natural gas contracts in the market or entering into offsetting transactions.

We account for our short positions in natural gas on a mark-to-market basis. For capacity commitments, we historically have elected the “normal purchase” exception under Statement of Financial Accounting Standard (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (SFAS No. 133), which permits us to account for these commitments on an accrual basis. The application of different accounting treatments for these two related transactions can have a significant impact in any reporting period in which natural gas prices fluctuate. This result is because fluctuations in the market price of natural gas (which are recorded on a mark-to-market basis) are not offset for accounting purposes by the corresponding fluctuation in power prices (which are accounted for on an accrual basis). The earnings impact is not offset until the period that we take delivery under the capacity commitments. In 2004, we record net unrealized gains (losses) attributable to fluctuations in such natural gas commitments under “purchased power expense-net unrealized gains (losses)” in our consolidated statements of operations.

In future reporting periods, we intend to discontinue our use of the “normal purchase” exception and apply mark-to-market accounting treatment to certain new power capacity commitments to partially offset potential mark-to-market volatility in such short positions of natural gas. Pre-existing capacity commitments that were designated as “normal purchases,” however, will continue to be accounted for under the accrual method until the settlement of such commitments. We believe the earnings impact of marking to market such future capacity purchases and related natural gas sales will partially offset each other thus reducing the related potential earnings volatility of such transactions.

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